Annual and Extraordinary General Meeting of Shareholders of NANO DIMENSION LTD.

Date: April 19, 2017

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

	For	Against	Abstain
1. To re-appoint Somekh Chaikin (a member of KPMG Global) as the Company's independent registered public accounting firm until the next annual meeting and to authorize the Company's Board of Directors to determine its compensation for the fiscal year ending December 31, 2017.	☐	☐	☐
2. To re-elect ten (10) members to the Board of Directors to act as directors of the Company until the next annual meeting, or until they cease to serve in their office in accordance with the provisions of the Company's Articles of Association or any law, whichever is the earlier, and approve their remuneration terms as follows:	☐	☐	☐
a. To re-elect Mr. Simon Anthony-Fried to serve as a director.	☐	☐	☐
b. To re-elect Mr. Ofir Baharav to serve as a director.	☐	☐	☐
c. To re-elect Mr. Dagi Ben-Noon to serve as a director.	☐	☐	☐
d. To re-elect Mr. Amit Dror to serve as a director.	☐	☐	☐
e. To re-elect Mr. Sharon Fima to serve as a director.	☐	☐	☐
f. To re-elect Mr. Avraham Nachmias to serve as a director.	☐	☐	☐
g. To re-elect Mr. Itschak Shrem to serve as a director.	☐	☐	☐
h. To re-elect Mr. Zvika Yemini to serve as a director.	☐	☐	☐
i. To re-elect Mr. Yoel Yogev to serve as a director.	☐	☐	☐
j. To re-elect Mr. Eliyahu Yoresh to serve as a director.	☐	☐	☐
3. To reduce the exercise price of warrants to purchase an aggregate of 4,611,986 ordinary shares previously issued to investors, including two acting directors of the Company, Mr. Itschak Shrem and Mr. Yoel Yogev, from NIS 9.00 to NIS 6.75, if exercised by no later than May 31, 2017;	☐	☐	☐
4. To reduce the exercise price of options to purchase 250,000 ordinary shares granted to Mr. Ofir Baharav, an acting director, from NIS 9.00 to NIS 6.75.	☐	☐	☐
5. To approve the immediate acceleration of the vesting of the Unvested Options and to extend the exercise period of the Director Options held by each of directors Zvika Yemini and Yoel Yogev, subject to each director's respective resignation from the Company's Board of Directors in order to allow an industry expert to serve on the Company's Board of Directors.	☐	☐	☐

	Yes
a. The undersigned confirms that the undersigned is not a controlling shareholder and does not have a personal interest (as such terms are defined in the Israeli Companies Law and in the Proxy Statement) in the approval of the Company's compensation policy.	☐

	For	Against	Abstain
6. Subject to the vacancy of a directorship position on the Company's Board of Directors within one month from the approval by the shareholders of this resolution, to approve the election of Mr. Avi Reichental to serve as a director until the next annual general meeting of shareholders and to grant Mr. Reichental options to purchase 275,000 ordinary shares of the Company as set forth in the Proxy Statement.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

________________ Please Sign Here

________________ Please Date Above

________________ Please Sign Here

________________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual and Extraordinary General Meeting of Shareholders of NANO DIMENSION LTD.
to be held April 19, 2017
For Holders as of March 13, 2017

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. EST on April 13, 2017.

To view all Annual General Meeting related materials, please visit:

http://investors.nano-di.com/events-and-presentations

PROXY TABULATOR FOR

NANO DIMENSION LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

NANO DIMENSION LTD.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. EST on April 13, 2017)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of Nano Dimension Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on **March 13, 2017** at the **Annual and Extraordinary General Meeting** of the Shareholders of Nano Dimension Ltd. to be held on **April 19, 2017** or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTE:

Please direct the Depositary how to vote by completing the reverse side. This voting Instruction Card, when properly executed and returned, will be a request to the Depositary to vote or cause to be voted the shares or other Deposited Securities represented by your ADRs as directed herein.

The Depositary shall not vote or attempt to exercise the right to vote that attaches to the shares or other Deposited Securities, other than in accordance with such instructions.

The Board of Directors recommends that you vote in favor of the proposals, which are described in the Proxy Statement.

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
NANO DIMENSION LTD.
P.O. Box 8016
CARY, NC 27512-9903